FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

Item
1.	Press release dated February 9, 2006, entitled, “Banco Santander Santiago Announces Fourth Quarter and Year-end 2005 Earnings.”

2.	Fourth Quarter and Year-end 2005 Results.

Item 1

Banco Santander Santiago Announces

Fourth Quarter and Year-end 2005 Earnings

•	In the fourth quarter of 2005 net income totaled Ch$57,216 million (Ch$0.30 per share and US$0.61/ADR), increasing 6.1% compared to 4Q 2004 (from now on YoY). Strong growth of core revenues was partially offset by the mark-to-market of securities after the sharp rise in long-term interest rates in the quarter.

•	Record profits in 2005. In 2005 net income reached a record level of Ch$239,710 million (Ch$1.27/share and US$2.57/ADR), increasing 20.6% YoY. The efficiency ratio improved to 41.5% in 2005 from 44.0% in 2004. ROAE reached 23.6% in 2005 compared to 20.3% in 2004.

•	Core revenues in 4Q 2005 were up 16.4% YoY and 9.5% QoQ, led by strong growth in retail banking activities.

•	Retail lending grew 26.4% YoY and 5.8% QoQ. Loan growth in 4Q 2005 was led by a record 7.1% QoQ growth at Santander Banefe.

•	Market share increasing in key products. Market share in consumer lending increased 80 basis points in the year. Market share in residential mortgage loans was up 140 basis points in 12 months.

•	Better earning mix enhanced margins. Net interest margin increased 19 basis points compared to 4Q 2004 and 22 basis points compared to 3Q 2005.

•	Net financial income grew 17.9% YoY and 9.5% QoQ, due to higher lending activity and margins.

•	Net fee income increased 11.0% YoY and 9.9% QoQ. Fees from retail banking increased 24.8% in 4Q 2005 compared to 4Q 2004.

•	Good growth of client base. Total retail clients increased 11.9% to 2.2 million in 2005. The amount of retail clients with a checking account increased 18.9% YoY and the number of cross-sold clients increased 35.9% YoY.

•	Asset quality continues to improve. Past due loans at year-end 2005 decreased 18.7% YoY. Coverage of past due loans reached 135.3% at year-end 2005 compared to 128.5% at year-end 2004.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	1

Santiago, Chile, February 9, 2006. Banco Santander Santiago (NYSE: SAN) announced today its unaudited results for the fourth quarter of 2005 and 2005 year-end results. These results are reported on a consolidated basis in accordance with Chilean GAAP1,2 in nominal Chilean pesos.

In the fourth quarter of 2005 net income totaled Ch$57,216 million (Ch$0.30 per share and US$0.61/ADR), increasing 6.1% compared to 4Q 2004 (from now on YoY). This quarter was characterized by a strong growth of retail banking activities which led to an important rise in core revenues (net financial income and fee income). Core revenues reached a record high level at Ch$190,666 million during 4Q 2005, increasing 16.4% YoY and 9.5% compared to 3Q 2005 (from now on QoQ).

Net financial income grew 17.9% YoY and 9.5% QoQ. This increase was mainly due to strong loan growth in retail banking. In 4Q 2005 the Bank’s total loans increased 17.7% YoY and 4.0% QoQ. Total retail loans increased 26.4% YoY and 5.8% QoQ. Loan growth in this period was led by a record QoQ growth of 7.1% at Santander Banefe. Market share in consumer lending increased 80 basis points (bp.) since the beginning of the year. Residential mortgage loans grew 28.2% YoY and 6.2% on a sequential quarterly basis. Market share in this product increased 140 bp. in 12 months. The better earning mix also resulted in a higher net interest margin, which increased 19 bp. compared to 4Q 2004 and 22 bp. compared to 3Q 2005.

Net fee income grew 11.0% YoY and 9.9% between 3Q and 4Q 2005. In 2005 the Bank successfully increased its client base, cross-selling standards and product usage. The number of retail clients increased 11.9% to 2.2 million. The amount of retail clients with a checking account increased 18.9% YoY and the number of cross sold clients (a client that uses a checking account and 3 more products) increased 35.9% YoY. Market share in terms of total credit card accounts increased 100 bp. in 2005. Total market share in credit card invoicing increased 90 bp. in the same period. As a result fees from retail banking increased 24.8% in 4Q 2005 compared to 4Q 2004.

1	Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by Banco Santander Santiago involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank’s control. Accordingly, the Bank’s future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank’s filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.
2	The Peso/US dollar exchange rate as of December 31, 2005 was Ch$514.21 per dollar. All figures presented are in nominal terms. Historical figures are not adjusted by inflation.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	2

Asset quality continued to improve in the quarter. The ratio of required reserves over total loans ratio, which measures the expected loss of the loan portfolio, reached 1.42% as of December 2005 down from 1.51% in 3Q 2005 and 1.96% in 4Q 2005. Past due loans at year-end 2005 decreased 18.7% YoY and 6.7% QoQ. Coverage of past due loans reached 135.3% at year-end 2005 compared to 128.5% at year-end 2004.

In 4Q 2005 the Bank continued expanding its distribution network in order to sustain current commercial growth levels, especially in retail banking. In 2005 the Bank opened 41 new branches representing a YoY increase of 13.2%. 17 of these new branches were opened in 4Q 2005. In addition, a total of 232 new ATMs were installed during 2005 – an increase of 19.5% - of which 100 were installed in 4Q 2005. Operating expenses increased 8.2% YoY and 5.7% QoQ, mainly due to the continued expansion of the branch network.

Medium and long-term interest rates rose sharply in 4Q 2005. The yield on the Central Bank’s 10 year bond went up 86 basis points in the quarter, following various quarters of continuous decline. This had a direct impact on the results from trading and mark-to-market of securities which totaled a one-time loss of Ch$16,597 million in 4Q 2005.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	3

Banco Santander Santiago

	Quarter			Change %
(Ch$ million)	4Q 2005	3Q 2005	4Q 2004	4Q 2005/2004	4Q / 3Q 2005
Net financial income	151,081	138,018	128,116	17.9%	9.5%
Fees and income from services	39,585	36,030	35,647	11.0%	9.9%
Core revenues	190,666	174,048	163,763	16.4%	9.5%

Total provisions, net of recoveries	(16,635)	(17,793)	(27,876)	(40.3)%	(6.5)%
Other operating income,	(24,493)	5,506	(11,627)	110.7%	—
Operating expenses	(75,760)	(71,648)	(70,018)	8.2%	5.7%
Net operating income	73,778	90,113	54,242	36.0%	(18.1)%
Income before income taxes	67,877	80,769	66,158	2.6%	(16.0)%
Net income	57,216	66,433	53,936	6.1%	(13.9)%

Net income/share (Ch$)	0.30	0.35	0.29	6.1%	(13.9)%
Net income/ADR (US$) [1]	0.61	0.69	0.53	15.5%	(10.6)%

Total loans	10,144,273	9,751,240	8,619,639	17.7%	4.0%
Customer funds	9,582,835	9,545,571	8,110,586	18.2%	0.4%
Shareholders’ equity	1,081,832	1,029,890	1,031,754	4.9%	5.0%

Net interest margin	4.9%	4.6%	4.7%

Efficiency ratio	45.6%	39.9%	46.0%
Return on average equity[2]	21.7%	26.8%	21.5%
PDL / Total loans	1.05%	1.17%	1.52%
Coverage ratio of PDLs	135.3%	129.4%	128.5%
Risk index[3]	1.42%	1.51%	1.96%
BIS ratio	12.9%	13.2%	14.9%
Branches	352	335	311
ATMs	1,422	1,322	1,190
Employees	7,482	7,431	7,380

1.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate.
2.	Annualized Quarterly Earnings / Average Equity.
3.	Total reserve for loan losses / Total loans

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	4

Summary of results in 2005

In 2005 net income reached a record level of Ch$239,710 million (Ch$1.27/share and US$2.57/ADR), increasing 20.6% YoY.

Earning growth was driven by core revenues and better asset quality. Net financial income increased 15.3% due to loan growth and a higher net interest margin that reached 4.6% in 2005 compared to 4.5% in 2004. Fee income grew 13.8% led by retail banking activities and greater product usage. The improvement in asset quality also resulted in a 21.3% decrease in loan loss provisions.

This was partially offset by the lower results from market related income and a 429% rise in non-operating losses due to the recognition of a one-time gain of Ch$21,824 million from the sale of Santiago Express to Empresas Paris in 2004.

Operating expenses in 2005 increased 4.0% and the efficiency ratio improved to 41.5% in 2005 from 44.0% in 2004. ROAE reached 23.6% in 2005 compared to 20.3% in 2004.

Banco Santander Santiago

	Year		Change %
(Ch$ million)	2005	2004	2005/2004
Net financial income	548,563	475,973	15.3%
Fees and income from services	138,367	121,611	13.8%
Core revenues	686,930	597,584	15.0%

Total provisions, net of recoveries	(63,532)	(80,754)	(21.3)%
Other operating income	(15,200)	12,199	—
Operating expenses	(279,052)	(268,277)	4.0%
Net operating income	329,146	260,752	26.2%
Income before income taxes	289,538	244,711	18.3%
Net income	239,710	198,795	20.6%

Net income/share (Ch$)	1.27	1.05	20.6%
Net income/ADR (US$) [1]	2.57	1.96	31.3%

Net interest margin	4.6%	4.5%
Efficiency ratio	41.5%	44.0%
Return on average equity[2]	23.6%	20.3%

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	5

INTEREST EARNING ASSETS

Lending to individuals and SMEs continues to drive loan growth. Record growth in Santander Banefe in 4Q 2005

Interest Earning Assets

	Quarter ended,			% Change
(Ch$ million)	Dec. 31, 2005	Sept. 30, 2005	Dec. 31, 2004	Dec. 2005/2004	Dec. / Sept. 2005
Commercial loans	3,655,101	3,519,785	3,151,927	16.0%	3.8%
Consumer loans	1,392,012	1,307,269	1,079,913	28.9%	6.5%
Residential mortgage loans*	2,281,536	2,148,833	1,779,903	28.2%	6.2%
General purpose mortgage loans**	251,855	273,290	383,668	(34.4)%	(7.8)%
Foreign trade loans	511,756	562,784	494,527	3.5%	(9.1)%
Leasing	663,862	618,027	502,221	32.2%	7.4%
Factoring	143,687	134,453	78,599	82.8%	6.9%
Other outstanding loans	13,800	14,152	16,036	(13.9)%	(2.5)%
Contingent loans	929,472	860,050	870,794	6.7%	8.1%
Interbank loans	194,652	198,464	130,983	48.6%	(1.9)%
Past due loans	106,540	114,133	131,068	(18.7)%	(6.7)%

Total loans	10,144,273	9,751,240	8,619,639	17.7%	4.0%

Total financial investments	1,249,496	1,418,588	1,989,486	(37.2)%	(11.9)%

Total interest-earning assets	11,393,769	11,169,828	10,609,125	7.4%	2.0%

*	Includes residential mortgage loans backed by mortgage bonds (letras hipotecarias para la vivienda) and residential mortgage loans not funded with mortgage bonds (mutuos hipotecarios para la vivienda).
**	Includes general purpose mortgage loans backed by mortgage bonds (letra de crédito fines generales) and other commercial mortgage loans (préstamos hipotecarios endosables para fines generales).

Loan growth in 4Q 2005 was driven by a strong rise in retail banking. In 4Q 2005 the Bank’s total loans increased 17.7% YoY and 4.0% QoQ. Consumer loans increased 28.9% YoY and 6.5% QoQ. Market share in consumer lending reached 25.6% as of December 31, 2005, increasing 80 bp. since the beginning of the year. Residential mortgage loans grew 28.2% YoY and 6.2% on a sequential quarterly basis. Market share in this product reached 24.9% at year-end 2005, increasing 140 bp. in 12 months. Commercial loans increased 16.0% YoY and 3.8% QoQ, mainly driven by a rise in lending to small and mid-sized companies (SMEs). The strength in lending to SMEs was also apparent in the 32.2% YoY and 7.4% QoQ rise in leasing operations. The Bank’s market share in terms of leasing operations rose 120 bp. in 2005. Factoring lending, a high yielding credit product for SMEs also increased 82.8% YoY and 6.9% QoQ.

These growth rates were partially offset by the 34.4% YoY and 7.8% QoQ decrease in general purpose mortgage lending. This was mainly due to a switch in the financing mechanism of commercial real estate towards more attractive variable loans which are classified as commercial loans.

At the same time, the appreciation of the peso in the year affected loan volumes. In 2005 the Chilean peso appreciated 8.2% and 3.7% in 4Q 2005. As a result, foreign trade loans expanded 3.5% YoY and decreased 9.1% QoQ.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	6

Loans by business segment*

	Quarter ended,			% Change
(Ch$ million)	Dec. 31, 2005	Sept. 30, 2005	Dec. 31, 2004	Dec. 2005/2004	Dec. / Sept. 2005
Santander Banefe	491,424	459,058	396,640	23.9%	7.1%
Middle/upper income	3,711,684	3,521,901	2,967,258	25.1%	5.4%
Total loans to individuals	4,203,108	3,980,959	3,363,898	24.9%	5.6%
SMEs	1,402,332	1,317,681	1,070,559	31.0%	6.4%

Total retail lending	5,605,440	5,298,640	4,434,457	26.4%	5.8%

Institutional lending	181,999	175,508	149,625	21.6%	3.7%
Middle-Market & Real estate	1,963,468	1,943,136	1,721,460	14.1%	1.0%
Corporate	1,261,544	1,267,076	1,313,539	(4.0)%	(0.4)%

*	Excludes contingent loans

In 2005 the Bank’s primary focus was loan growth in the high yielding retail segments. Total retail loans (includes loans to individuals and SMEs) increased 26.4% YoY and 5.8% QoQ. This increase was mainly driven by the higher economic activity and the continuous investments being made to maintain a leading position in the retail banking market.

All the different sub-segments of retail banking showed strong growth in 4Q 2005. Santander Banefe experienced record loan growth in the 4Q 2005. Lending in this segment increased 7.1% QoQ, not only reflecting the more positive unemployment figures, but also the aggressive expansion of Santander Banefe’s distribution network in the last quarter of the year. Installment consumer lending increased 9.7% QoQ. Residential mortgage lending in this segment grew 8.0% QoQ.

Loans to middle and upper income individuals rose 25.1% YoY and 5.4% QoQ. Loan growth in this

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	7

segment was led by credit card loans that increased 11.7% QoQ, reflecting the increase in consumer spending and the rising penetration levels of this product. Credit cards are still an underdeveloped means of payment in Chile in which cash and check still represent the bulk of transactions. The credit card business is rapidly gaining momentum in the market, following the strong investment made in 2004 and 2005 in promotions and technology. Additionally, residential mortgage loans increased 5.9% QoQ and installment consumer loans increased 4.0% QoQ in this sub-segment.

Lending to SMEs increased 31.0% YoY and 6.4% QoQ. Loan growth in this segment was driven by a 17.6% QoQ rise in factoring, an 11.7% QoQ increase in leasing operations, a 10.3% QoQ increase in consumer loans and a 7.7% rise in credit cards loans to SMEs. The Bank is placing a larger emphasis on expanding its presence among SMEs due to the strong economic indicators that favor growth in this attractive segment.

Lending to the Middle Market and Real Estate sector increased 14.1% YoY and 1.0% QoQ. This growth was led by an 8.5% QoQ increase in real estate lending. In 2005 the construction sector expanded strongly as the sale of new homes increased 30% in 2005. Lending to companies in the middle market segment decreased 0.6% QoQ led by a 5.0% QoQ fall in foreign trade financing, mainly due to translation losses produced by the appreciation of the Chilean peso in the quarter.

Total loans in corporate banking decreased 4.0% YoY and -0.4% QoQ. Corporate banking follows a strict profitability driven strategy which is focused mainly on increasing its share of non-lending activities such as cash management, treasury services, corporate finance and advisory services. The QoQ decline was also due in part to the translation losses produced by the appreciation of the peso in the fourth quarter.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	8

CUSTOMER FUNDS

Growth of customer funds led by time deposit growth

Funding

	Quarter ended,			Change %
(Ch$ million)	Dec. 31, 2005	Sept. 30, 2005	Dec. 31, 2004	Dec. 2005/2004	Dec. / Sept. 2005
Non-interest bearing deposits	2,168,811	2,374,788	2,279,680	(4.9)%	(8.7)%
Time deposits and savings accounts	5,906,711	5,418,466	4,467,586	32.2%	9.0%

Total customer deposits	8,075,522	7,793,254	6,747,266	19.7%	3.6%

Mutual funds	1,507,312	1,752,317	1,363,320	10.6%	(14.0)%

Total customer funds	9,582,835	9,545,571	8,110,586	18.2%	0.4%

In 4Q 2005 the evolution of customer funds reflected the movements of interest rates. The overnight interbank rate, a reference rate for time deposits, increased 67 bp. to 4.36% between 3Q and 4Q 2005. At the same time, long-term rates also increased 86 bp. in real terms affecting the value of fixed income mutual funds. As a result, the banking system experienced a strong inflow of short-term deposits in 4Q 2005 and an outflow of funds from checking accounts and mutual funds. The Bank’s time deposits increased 9.0% QoQ and the balance of non-interest bearing demand deposits decreased 8.7% QoQ.

The quarterly average balance of non-interest bearing demand deposits, net of clearance increased 2.0% QoQ. Despite higher rates, in 4Q 2005 a new automatic clearing system was introduced for large corporate accounts and financial institutions which resulted in a lower cash clearing balances that positively affected the average amount of non-interest bearing liabilities on the balance sheet, net of clearing.

Total quarterly average non-interest bearing demand deposits*

	Quarter ended,			Change %
(Ch$ million)	Dec. 31, 2005	Sept. 30, 2005	Dec. 31, 2004	Dec. 2005/2004	Dec. / Sept. 2005
Total	1,692,480	1,659,493	1,673,029	1.2%	2.0%

*	Net of clearance

Assets under management decreased 14.0% QoQ. As mentioned above, the rise of long term rates lowered the value of some fixed income funds. The weaker performance of the stock market in 4Q 2005 also had an impact in mutual fund volumes.

Despite the changes in the funding structure during the quarter, the Bank’s market share in total customer funds remained stable at 21.5% as of year-end 2005 compared to September 2005 and increased 90 basis points compared to year-end 2004.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	9

NET FINANCIAL INCOME

Net financial income up 17.9% driven by lending growth and higher margins

Net Financial Income

	Quarter			Change %
(Ch$ million)	4Q 2005	3Q 2005	4Q 2004	4Q 2005/2004	4Q / 3Q 2005
Net interest income	149,927	136,462	114,501	30.9%	9.9%
Foreign exchange transactions [3]	1,154	1,556	13,615	(91.5)%	(25.8)%

Net financial income	151,081	138,018	128,116	17.9%	9.5%

Average interest-earning assets	12,436,024	11,899,572	10,975,587	13.3%	4.5%

Net interest margin*	4.86%	4.64%	4.67%

Avg. equity + non-interest bearing demand deposits / Avg. earning assets	22.1%	22.3%	22.0%
Quarterly inflation rate**	1.45%	1.31%	0.73%
Avg. overnight interbank rate (nominal)	4.36%	3.69%	2.18%
Avg. 10 year Central Bank yield (real)	3.20%	2.29%	3.24%

*	Annualized.
**	Inflation measured as the variation of the Unidad de Fomento in the quarter.

Net financial income in 4Q 2005 increased 17.9% compared to 4Q 2004. This rise was mainly driven by the 13.3% increase in average interest earning assets and a 19 bp. YoY rise in net interest margins compared to 4Q 2004 to 4.86%.

The YoY evolution in net interest margins was mainly due to:

•	Improved asset mix. The strength of the retail banking business is positively impacting net interest margins. As of December 31, 2005 average interest earning assets increased 13.3% compared to a 25.8% YoY rise in average retail loans.

•	Higher inflation rate. The quarterly inflation rate, as measured by the variation of the Unidad de Fomento (UF, an inflation linked currency) in 4Q 2005 was 1.45% compared to 0.73% in 4Q 2004. This had a positive effect over margins due to the positive gap between assets and liabilities denominated in UFs.

3	For analysis purposes results from foreign exchange transactions, which consist mainly of the results of forward contracts that hedge foreign currency positions, has been included in the calculation of the net financial income and net financial margin. Pursuant to Chilean GAAP, Santander-Chile must include as net interest income the gain or loss in book value of dollar-indexed interest earning assets and liabilities. Therefore, an appreciation of the peso may result in a negative nominal or real rate earned or paid over these assets and liabilities, distorting net interest income and net interest margins. At the same time and pursuant to Chilean GAAP, the Bank must report the results of forward contracts, which hedge foreign currencies as foreign currency transactions. Since the foreign currency gap is limited, the results from foreign exchange transactions are mainly the results of our hedging policies. For this reason and for analysis purpose only we include the results of foreign trade transactions when analyzing net financial income.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	10

•	Rising short-term rates. Short-term interest rate movements placed pressure on the net interest margin in 4Q 2005. During 4Q 2005 the average overnight interbank rate was 4.36% compared to 2.18% in 4Q 2004 and 3.69% in 3Q 2005. This resulted in higher funding costs due to the re-pricing of short-term time deposits. The Bank has been minimizing this impact by extending the duration of liabilities through bond issues and increasing the maturity of deposits received from large institutional investors. The short term negative effect was partially offset by the increase in spread earned over free-funds (non-interest bearing demand deposits and equity) which increases with higher short-term rates and inflation.

The Bank’s 4Q 2005 net financial income increased 9.5% compared to 3Q 2005. This was mainly due to the 4.5% QoQ growth of interest earning assets and the 22 bp. increase in net interest margin. Margins have benefited from the improved asset mix - since retail loans growth outpaced corporate lending growth - and the higher inflation rate in 4Q 2005 (+1.45%) compared to 3Q 2005 (+1.31%).

The Bank’s margins have continued to evolve favorably compared to the Chilean financial system. On an unconsolidated basis and including price level restatement, the positive gap between the Bank’s net interest margin and the banking industry as a whole was 66 bp. in 4Q 2005.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	11

PROVISION FOR LOAN LOSSES

The PDL ratio falls to 1.05% and the expected loss of the loan portfolio reaches 1.42%

Provision for loan losses

	Quarter			Change %
(Ch$ million)	4Q 2005	3Q 2005	4Q 2004	4Q 2005/2004	4Q /3Q 2005
Gross provisions	+3,271	+19,167	(9,704)	—	(82.9)%
Charge-offs	(34,066)	(49,981)	(26,882)	26.7%	(31.8)%

Total provisions and charge-offs	(30,795)	(30,814)	(36,586)	(15.8)%	(0.1)%

Loan loss recoveries	+14,160	+13,021	+8,710	62.6%	8.7%
Total provisions, net of recoveries	(16,635)	(17,793)	(27,876)	(40.3)%	(6.5)%
Total loans	10,144,273	9,751,240	8,619,639	17.7%	4.0%
Total reserves	147,866	151,503	173,286	(14.7)%	(2.4)%
Reserve for loan losses (RLL)	144,158	147,713	168,446	(14.4)%	(2.4)%
Other reserves	3,708	3,790	4,840	(23.4)%	(2.2)%

Past due loans* (PDL)	106,540	114,133	131,068	(18.7)%	(6.7)%

Gross charge-off ratio**	1.21%	1.26%	1.70%
Net charge-off ratio***	0.66%	0.73%	1.29%
PDL/Total loans	1.05%	1.17%	1.52%
Expected loss (RLL / loans)	1.42%	1.51%	1.96%
RLL/Past due loans	135.3%	129.4%	128.5%

*	Past due loans: installments or credit lines more than 90 days overdue.
**	Gross charge-off ratio = Annualized total provisions and charge-offs, divided by total loans.
***	Net charge-off ratio = Annualized total provisions and charge-offs, net of loan loss recoveries, divided by total loans.

Asset quality continued to improve in the quarter in line with the evolution of the economy, resulting in lower loan provisions in the Bank and in the financial industry as a whole. Total provisions, net of recoveries decreased 40.3% YoY and 6.5% QoQ. This was mainly due to the 62.6% YoY increase in recoveries. Excluding recoveries, the gross provision expense decreased 15.8% YoY and 0.1% QoQ. This decline was mainly due to the improved asset quality as a result of the positive economic environment.

The ratio of required reserves over total loans ratio, which measures the expected loss of the loan portfolio, reached 1.42% as of December 2005 down from 1.51% in 3Q 2005 and 1.96% in 4Q 2005. Past due loans at year-end 2005 decreased 18.7% YoY and 6.7% QoQ. The gross charge-off ratio (annualized gross provisions and charge-offs divided by total loans) improved from 1.70% in 4Q 2004 to 1.21% in 4Q 2005. The net charge-off ratio (total provisions, net of recoveries divided by total loans) also improved to 0.66% in 4Q 2005 compared to 0.73% in 3Q 2005 and 1.29% in 4Q 2005. Going forward the Bank expects asset quality to remain sound but as the retail banking portfolio increases provision expense should begin to rise.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	12

FEE INCOME

Strong fee growth in retail banking

Fee income

	Quarter			Change %
(Ch$ million)	4Q 2005	3Q 2005	4Q 2004	4Q 2005/2004	4Q /3Q 2005
Fee income	48,314	44,531	44,099	9.6%	8.5%
Fee expenses	(8,730)	(8,501)	(8,452)	3.3%	2.7%

Total fee income, net	39,585	36,030	35,647	11.0%	9.9%

Fees / operating expense	52.3%	50.3%	50.9%

Net fee income increased 11.0% YoY and 9.9% between 3Q and 4Q 2005 driven by a rise in clients and product usage. The ratio of fees over operating expenses reached 52.3% in 4Q 2005 compared to 50.9% in the same quarter in 2004. In 2005 the Bank successfully increased its client base and product usage. The number of retail clients increased 11.9% to 2.2 million. The amount of retail clients with a checking account increased 18.9% YoY and the number of cross sold clients (a client that uses a checking account and 3 more products) increased 35.9% YoY. The Bank is also consolidating its leading position in the credit card market. According to the latest information published by Transbank, as of December 2005, Santander Santiago’s credit cards increased 22.5% YoY compared to a 19.2% YoY growth for the industry. With this growth, market share in terms of total credit card accounts increased 100 bp. YoY. Total credit card purchases as of December 2005 increased 24.9% YoY compared to 21.8% YoY growth in the industry. Total market share in credit card invoicing increased 90 bp. YoY. As a result fees in retail banking increased 24.8% in 4Q 2005 compared to 4Q 2004 led by a rise in checking account, line of credit and insurance brokerage fees.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	13

Fees from mutual fund asset management increased 6.4% YoY in 4Q 2005. Assets under management decreased 14.0% QoQ. As mentioned above the rise of long term rates and the weaker performance of the stock market in the last quarter of the year had an impact in mutual fund volumes. Despite this, the Bank’s mutual fund subsidiary continued to launch innovative mutual funds to boost fee growth. In 2005 13 new funds were launched.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	14

OPERATING EXPENSES AND EFFICIENCY

High efficiency despite new investments in expanding distribution network

Operating Expenses

	Quarter			Change %
(Ch$ million)	4Q 2005	3Q 2005	4Q 2004	4Q 2005/2004	4Q /3Q 2005
Personnel expenses	36,774	34,693	36,885	(0.3)%	6.0%
Administrative expenses	27,425	26,921	23,480	16.8%	1.9%
Depreciation and amortization	11,562	10,034	9,653	19.8%	15.2%

Operating expenses	75,760	71,648	70,018	8.2%	5.7%

Efficiency ratio*	45.6%	39.9%	46.0%
Operating expenses / core revenues**	39.7%	41.2%	42.8%

*	Operating expenses / operating income. Operating income = Net financial income + Net fee income + other operating income, net.
**	Operating expenses / Net financial income + fees

In 4Q 2005 the Bank continued expanding its distribution network in order to sustain current commercial growth levels, especially in retail banking. In 2005 the Bank opened 41 new branches representing a YoY increase of 13.2%. 17 of these new branches were opened in 4Q 2005. The Bank’s branch network now totals 352 branches (260 Bank branches and 92 Santander Banefe branches). In addition, a total of 232 new ATMs were installed during 2005 – an increase of 19.5% - of which 100 were installed in 4Q 2005. Operating expenses increased 8.2% YoY and 5.7% QoQ, mainly due to the continued expansion of the branch network.

The rise in costs in 4Q 2005 was led by a 16.8% and a 19.8% increase in YoY administrative and depreciation expenses. Personnel expenses decreased 0.3% compared to 4Q 2004, reflecting a stable headcount and productivity gains.

The 6.0% increase in personnel expenses in 4Q compared to 3Q was mainly due to a higher level of performance related compensation paid to commercial teams as a result of greater commercial growth, especially in high yielding retail banking.

In 4Q 2005 the Bank’s efficiency ratio reached 45.6% compared to 46.0% in 4Q 2004 and 39.9% in 3Q 2005. Excluding market related income, the ratio of operating expenses to core revenues (net financial income + fee income) continued to improve. In 4Q 2005 this ratio reached 39.7% compared to 41.2% in 3Q 2005 and 42.8% in 4Q 2004, reflecting the gains in productivity and the higher growth rate of recurring income compared to costs.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	15

OTHER OPERATING INCOME

Sharp rise in long-term interest rates hits market related income

Other operating income*

	Quarter			Change %
(Ch$ million)	4Q 2005	3Q 2005	4Q 2004	4Q 05/04	4Q /3Q 2005
Net gain from trading and mark-to-market of securities	(16,597)	11,942	(3,104)	434.7%	—
Other operating results, net	(7,896)	(6,436)	(8,523)	(7.4)%	22.7%

*	The gains (loss) from foreign exchange transactions are included in the analysis of net financial income (See Net Financial Income)

Medium and long-term interest rates rose sharply in 4Q 2005. The yield on the Central Bank’s 10 year bond went up 86 basis points in the quarter, following various quarters of continuous declines. This had a direct impact on the net gains from trading and mark-to-market of securities which totaled a one-time loss of Ch$16,597 million. The Bank minimized the impact of this rise in rates by reducing its financial investment portfolio throughout 2005. Total financial investments fell 37.2% YoY and 11.9% QoQ.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	16

Other operating results, net totaled a loss of Ch$7,896 million, decreasing 7.4% YoY. This line item mainly includes the variable sales force expenses. When a bank product is sold the fee earned by the sales force is recognized on an accrued basis according to the life of the product. In 4Q 2004 and as a result of the sale of Santiago Express the Bank had to recognize Ch$3,944 million in deferred sales force expenses that had already been incurred on a cash basis. Excluding this effect the rise in other operating income was mainly due to an increase in sales force expenses and credit card membership fees paid by the Bank.

OTHER INCOME/EXPENSES, PRICE LEVEL RESTATEMENT AND INCOME TAX

Other Income and Expenses

	Quarter			Change %
(Ch$ million)	4Q 2005	3Q 2005	4Q 2004	4Q 2005/2004	4Q /3Q 2005
Non-operating income, net	141	(2,180)	14,885	(99.1)%	—
Income attributable to investments in other companies	74	87	(114)	(164.9)%	(14.6)%
Losses attributable to minority interest	63	(68)	2	3812.5%	—

Total net non-operating results	278	(2,161)	14,772	(98.1)%	—

Price level restatement	(6,179)	(7,183)	(2,856)	116.3%	(14.0)%
Income tax	(10,661)	(14,336)	(12,222)	(12.8)%	(25.6)%

In 4Q 2005 net non-operating results totaled a gain of Ch$278 million compared to a gain of Ch$14,772 million in 4Q 2004. The lower non-operating gain compared to 4Q 2004 was mainly due to the sale of Santiago Express in 4Q 2004 which resulted in a one-time gain of Ch$21,824 million recognized as non-operating income.

The 116.3% higher loss from price level restatement in 4Q 2005 compared to 4Q 2004 was due to a higher quarterly inflation rate. The Bank must adjust its capital, fixed assets and other assets for the variations in price levels. Since the Bank’s capital is larger than the sum of fixed and other assets, the higher the inflation rate, the larger the loss from price level restatement. Compared to 3Q 2005 price level restatement decreased 14.0% despite a higher inflation rate in 4Q 2005 compared to 3Q 2005. In the period the Bank’s capital base decreased as a result of the unrealized losses recognized as capital from the mark-to-market of the non-trading fixed income portfolio (See Shareholders’ Equity). At the same time the Bank’s fixed assets increased in line with the investments in the distribution network.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	17

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

Shareholders’ equity

	Quarter ended			Change %
(Ch$ million)	Dec. 31, 2005	Sept. 30, 2005	Dec. 31, 2004	Dec. 2005/2004	Dec. / Sept. 2005
Total capital and reserves	842,122	847,396	832,959	1.1%	(0.6)%
Net Income	239,710	182,494	198,795	20.6%	31.4%

Total shareholders’ equity	1,081,832	1,029,890	1,031,754	4.9%	5.0%

Return on average equity (ROAE)	21.7%	26.8%	21.5%

As of December 31, 2005 shareholders’ equity totaled Ch$1,081,832 million. The 0.6% QoQ decrease in capital and reserves was mainly due to the mark-to-market loss of the Bank’s non-trading fixed income portfolio as a result of the rise in long-term interest rates in the quarter. Banks must separate their investments in fixed income instruments between trading and non-trading portfolios for accounting purposes. The mark-to-market of the trading portfolio is recorded in the income statement as other operating income. The unrealized gains or losses from the mark-to-market of the non-trading fixed income portfolio are reflected directly through capital and not through the income statement.

The Bank’s ROAE in 4Q 2005, reached 21.7% compared to 21.5% in 4Q 2004. In 2005 ROAE reached 23.6% compared to 20.3% in 2004. The ROAE for the Chilean banking industry in 2005 was 16.3%. The Bank’s BIS ratio as of December 31, 2005 reached 12.9% with a Tier I ratio of 9.0%.

Capital Adequacy

	Quarter ended			Change %
(Ch$ million)	Dec. 31, 2005	Sept. 30, 2005	Dec. 31, 2004	Dec. 2005/2004	Dec. / Sept. 2005
Tier I	842,121	847,396	832,959	1.1%	(0.6)%
Tier II	364,299	372,399	398,118	(8.5)%	(2.2)%
Regulatory capital	1,206,421	1,219,794	1,231,077	(2.0)%	(1.1)%
Risk weighted assets	9,362,393	9,269,580	8,262,587	13.3%	1.0%
Tier I	9.0%	9.1%	10.1%
BIS ratio	12.9%	13.2%	14.9

INSTITUTIONAL BACKGROUND

As per latest public records published by the Superintendency of Banks for December 2005, Banco Santander Santiago was the largest bank in Chile in terms of loans and deposits. The Bank has the highest credit ratings among all non-publicly owned Latin American companies with an A rating from Standard and Poor’s, A by Fitch and a Baa1 rating from Moody’s, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Banco Santander Central Hispano, S.A., which directly and indirectly owns 83.94% of Banco Santander Santiago.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	18

BANCO SANTANDER CENTRAL HISPANO

Santander (SAN.MC, STD.N) is the largest bank in the Euro Zone by market capitalization and one of the largest worldwide. Founded in 1857, Santander has €809,000 million in assets and €961,000 million in managed funds, 66 million customers, 10.200 offices and a presence in 40 countries. It is the largest financial group in Spain and Latin America, and is a major player elsewhere in Europe, including the United Kingdom through its Abbey subsidiary and Portugal, where it is the third largest banking group. Through Santander Consumer, it also operates a leading consumer finance franchise in Germany, Italy, Spain and nine other European countries. As of December 2005, Santander recorded €6,220 million in net attributable profits, 72.5% more than in the previous year.

In Latin America, Santander manages over US$190 billion in business volumes (loans, deposits, mutual funds and pension funds) through 4,100 offices. As of December 2005, Santander recorded in Latin America a net attributable income of US$2.2 billion, 21% higher than prior year.

CONTACT INFORMATION

Robert Moreno

Manager

Investor Relations Department

Banco Santander Santiago

Bandera 140 Piso 19,

Santiago,

Chile

Tel: (562) 320-8284

Fax: (562) 671-6554

Email: rmorenoh@santandersantiago.cl

Website: www.santandersantiago.cl

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santandersantiago.cl	19

Item 2

BANCO SANTANDER - CHILE, AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In millions of nominal Chilean pesos)

	31-Dec 2005	31-Dec 2005	30-Sep 2005	31-Dec 2004	% Change Dec. 2005 / 2004	% Change Dec. / Sept. 2005
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
ASSETS

Cash and due from banks
Noninterest bearing	1,971,679	1,013,857	836,061	769,609	31.7%	21.3%
Interbank deposits-interest bearing	410,542	211,105	267,915	178,640	18.2%	-21.2%

Total cash and due from banks	2,382,221	1,224,962	1,103,976	948,249	29.2%	11.0%

Financial Investments
Government securities	894,929	460,181	602,154	938,681	-51.0%	-23.6%
Investments purchased under agreements to resell	44,962	23,120	32,502	23,660	-2.3%	-28.9%
Other financial investments	1,312,646	674,976	560,718	454,508	48.5%	20.4%
Investment collateral under agreements to repurchase	177,395	91,218	223,214	572,637	-84.1%	-59.1%

Total financial investments	2,429,932	1,249,496	1,418,588	1,989,486	-37.2%	-11.9%

Loans, net
Commercial loans	7,108,186	3,655,101	3,519,785	3,151,927	16.0%	3.8%
Consumer loans	2,707,089	1,392,012	1,307,269	1,079,913	28.9%	6.5%
Mortgage loans (Financed with mortgage bonds)	1,234,366	634,723	683,448	921,029	-31.1%	-7.1%
Foreign trade loans	995,227	511,756	562,784	494,527	3.5%	-9.1%
Interbank loans	378,547	194,652	198,464	130,983	48.6%	-1.9%
Leasing	1,291,032	663,862	618,027	502,221	32.2%	7.4%
Other outstanding loans	3,998,668	2,056,155	1,887,280	1,337,177	53.8%	8.9%
Past due loans	207,192	106,540	114,133	131,068	-18.7%	-6.7%
Contingent loans	1,807,573	929,472	860,050	870,794	6.7%	8.1%
Reserves	(287,559)	(147,866)	(151,503)	(173,286)	-14.7%	-2.4%

Total loans, net	19,440,321	9,996,408	9,599,737	8,446,353	18.4%	4.1%

Other assets
Bank premises and equipment	430,515	221,375	216,259	213,869	3.5%	2.4%
Foreclosed assets	34,904	17,948	18,318	30,976	-42.1%	-2.0%
Investments in other companies	13,022	6,696	6,216	4,891	36.9%	7.7%
Assets to be leased	62,261	32,015	14,074	18,467	73.4%	127.5%
Other	676,615	347,922	572,077	418,237	-16.8%	-39.2%

Total other assets	1,217,317	625,956	826,944	686,440	-8.8%	-24.3%

TOTAL ASSETS	25,469,791	13,096,821	12,949,245	12,070,528	8.5%	1.1%

BANCO SANTANDER - CHILE, AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In millions of nominal Chilean pesos)

	31-Dec 2005	31-Dec 2005	30-Sep 2005	31-Dec 2004	% Change Dec. 2005 / 2004	% Change Dec. / Sept. 2005
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits
Current accounts	2,831,381	1,455,924	1,358,754	1,288,470	13.0%	7.2%
Bankers drafts and other deposits	1,386,373	712,887	1,016,034	991,210	-28.1%	-29.8%

Total non-interest bearing deposits	4,217,754	2,168,811	2,374,788	2,279,680	-4.9%	-8.7%

Savings accounts and time deposits	11,486,963	5,906,711	5,418,466	4,467,586	32.2%	9.0%

Total deposits	15,704,717	8,075,522	7,793,254	6,747,266	19.7%	3.6%

Other interest bearing liabilities
Banco Central de Chile borrowings
Credit lines for renegotiation of loans	12,941	6,655	7,276	9,324	-28.6%	-8.5%
Other Banco Central borrowings	336,839	173,206	173,065	329,047	-47.4%	0.1%

Total Banco Central borrowings	349,780	179,860	180,341	338,371	-46.8%	-0.3%

Investments sold under agreements to repurchase	96,807	49,779	164,959	432,798	-88.5%	-69.8%

Mortgage finance bonds	1,300,950	668,961	802,357	958,450	-30.2%	-16.6%

Other borrowings
Bonds	807,536	415,243	312,286	357,619	16.1%	33.0%
Subordinated bonds	750,181	385,751	508,343	530,666	-27.3%	-24.1%
Borrowings from domestic financial institutions	4,917	2,528	2,677	28,738	-91.2%	-5.6%
Foreign borrowings	2,135,792	1,098,246	838,421	478,259	129.6%	31.0%
Other obligations	81,857	42,092	41,450	39,782	5.8%	1.5%

Total other borrowings	3,780,283	1,943,859	1,703,177	1,435,064	35.5%	14.1%

Total other interest bearing liabilities	5,527,820	2,842,460	2,850,834	3,164,683	-10.2%	-0.3%

Other liabilities
Contingent liabilities	1,811,163	931,318	860,858	872,474	6.7%	8.2%
Other	319,373	164,225	412,833	253,072	-35.1%	-60.2%
Minority interest	2,848	1,464	1,576	1,279	14.5%	-7.1%

Total other liabilities	2,133,384	1,097,007	1,275,267	1,126,825	-2.6%	-14.0%

Shareholders’ equity
Capital and reserves	1,637,700	842,122	847,396	832,959	1.1%	-0.6%
Income for the year	466,171	239,710	182,494	198,795	20.6%	31.4%

Total shareholders’ equity	2,103,871	1,081,832	1,029,890	1,031,754	4.9%	5.0%

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	25,469,791	13,096,821	12,949,245	12,070,528	8.5%	1.1%

BANCO SANTANDER CHILE

QUARTERLY INCOME STATEMENTS

Million of nominal Chilean pesos

	IVQ 2005	IVQ 2005	IIIQ 2005	IVQ 2004	% Change IVQ 2005/2004	% Change IVQ 2005 / IIIQ 2005
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
Interest income and expense
Interest income	570,192	293,199	250,818	185,140	58.4%	16.9%
Interest expense	(278,625)	(143,272)	(114,356)	(70,639)	102.8%	25.3%

Net interest income	291,567	149,927	136,462	114,501	30.9%	9.9%

Foreign exchange transactions,net	2,245	1,154	1,556	13,615	-91.5%	-25.8%

Net financial income	293,812	151,081	138,018	128,116	17.9%	9.5%

Provision for loan losses	(32,351)	(16,635)	(17,793)	(27,876)	-40.3%	-6.5%

Fees and income from services
Fees and other services income	93,958	48,314	44,531	44,099	9.6%	8.5%
Other services expense	(16,977)	(8,730)	(8,501)	(8,452)	3.3%	2.7%

Total fees and income from services, net	76,981	39,585	36,030	35,647	11.0%	9.9%

Other operating income, net
Net gain (loss) from trading and mark-to-market	(32,277)	(16,597)	11,942	(3,104)	434.7%	—
Other, net	(15,355)	(7,896)	(6,436)	(8,523)	-7.4%	22.7%

Total other operating income,net	(47,632)	(24,493)	5,506	(11,627)	110.7%	—

Operating expenses
Personnel salaries and expenses	(71,515)	(36,774)	(34,693)	(36,885)	-0.3%	6.0%
Administrative and other expenses	(53,333)	(27,425)	(26,921)	(23,480)	16.8%	1.9%
Depreciation and amortization	(22,486)	(11,562)	(10,034)	(9,653)	19.8%	15.2%

Total operating expenses	(147,334)	(75,760)	(71,648)	(70,018)	8.2%	5.7%

Other income and expenses
Nonoperating income, net	274	141	(2,180)	14,885	-99.1%	—
Income attributable to investments in other companies	144	74	87	(114)	-164.9%	-14.6%
Losses attributable to minority interest	122	63	(68)	2	3812.5%	—

Total other income and expenses	540	278	(2,161)	14,772	-98.1%	—

Gain (loss) from price-level restatement	(12,016)	(6,179)	(7,183)	(2,856)	116.3%	-14.0%

Income before income taxes	132,000	67,877	80,769	66,158	2.6%	-16.0%
Income taxes	(20,734)	(10,661)	(14,336)	(12,222)	-12.8%	-25.6%

Net income	111,269	57,216	66,433	53,936	6.1%	-13.9%

BANCO SANTANDER CHILE

INCOME STATEMENTS

Million of nominal Chilean pesos

	2005	2005	2004	% Change 2005/2004
	US$ thousands	Ch$ millions	Ch$ millions
Interest income and expense
Interest income	1,916,860	985,669	783,663	25.8%
Interest expense	(855,273)	(439,790)	(315,328)	39.5%

Net interest income	1,061,587	545,879	468,335	16.6%

Foreign exchange transactions, net	5,220	2,684	7,638	-64.9%
Net financial income	1,066,807	548,563	475,973	15.3%

Provision for loan losses	(123,553)	(63,532)	(80,754)	-21.3%

Fees and income from services
Fees and other services income	330,189	169,786	148,350	14.4%
Other services expense	(61,102)	(31,420)	(26,739)	17.5%

Total fees and income from services, net	269,087	138,367	121,611	13.8%

Other operating income, net
Net gain (loss) from trading and brokerage	16,342	8,403	36,617	-77.1%
Other, net	(45,901)	(23,603)	(24,418)	-3.3%

Total other operating income, net	(29,559)	(15,200)	12,199	-224.6%

Operating expenses
Personnel salaries and expenses	(270,744)	(139,220)	(133,009)	4.7%
Administrative and other expenses	(195,610)	(100,585)	(96,543)	4.2%
Depreciation and amortization	(76,327)	(39,248)	(38,725)	1.4%

Total operating expenses	(542,681)	(279,052)	(268,277)	4.0%

Other income and expenses
Nonoperating income, net	(42,809)	(22,013)	(4,411)	399.0%
Income attributable to investments in other companies	1,319	678	537	26.4%
Losses attributable to minority interest	(259)	(133)	(183)	-27.3%

Total other income and expenses	(41,749)	(21,468)	(4,058)	429.1%

Gain (loss) from price-level restatement	(35,277)	(18,140)	(11,983)	51.4%

Income before income taxes	563,075	289,538	244,711	18.3%
Income taxes	(96,903)	(49,828)	(45,916)	8.5%

Net income	466,171	239,710	198,795	20.6%

Financial Ratios

	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05
Profitability
Net interest margin*	4.3%	5.0%	4.2%	4.7%	4.3%	4.8%	4.5%	4.7%	4.2%	4.8%	4.6%	4.9%
Net fees / operating expenses	41.3%	45.4%	49.6%	42.4%	43.2%	41.8%	44.0%	50.9%	47.8%	47.5%	50.3%	52.3%
Return on average equity	16.4%	22.0%	21.3%	26.6%	19.7%	17.1%	22.7%	21.5%	20.5%	25.7%	26.8%	21.7%

Capital ratio
BIS	16.6%	15.0%	15.3%	14.6%	16.7%	13.6%	13.1%	14.9%	16.2%	13.4%	13.2%	12.9%

Earnings per Share
Net income (nominal Ch$mn)	40,497	50,948	49,678	65,852	51,277	40,067	53,515	53,935	53,960	62,101	66,433	57,216
Net income per share (Nominal Ch$)	0.21	0.27	0.26	0.35	0.27	0.21	0.28	0.29	0.29	0.33	0.35	0.30
Net income per ADS (US$)	0.31	0.40	0.41	0.61	0.45	0.35	0.49	0.53	0.51	0.59	0.69	0.61
Shares outstanding in million	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1

Credit Quality
Past due loans/total loans	2.30%	2.35%	2.38%	2.23%	1.98%	1.73%	1.58%	1.52%	1.38%	1.29%	1.17%	1.05%
Reserves for loan losses/past due loans	93.3%	94.5%	94.3%	96.9%	104.8%	110.7%	120.3%	128.5%	135.1%	137.6%	129.4%	135.3%

Efficiency
Operating expenses/operating income	45.8%	41.1%	45.1%	42.7%	43.2%	46.9%	40.4%	46.0%	41.8%	39.1%	39.9%	45.6%

Market information (period-end)
Stock price	12.9	13.7	14.7	13.6	15.9	16.2	16.3	18.1	18.6	17.9	22.3	21.6
ADR price	18.33	20.41	23	23.8	26.9	26.7	27.94	33.86	33.13	32.3	43.87	44.6
Market capitalization (US$mn)	3,325	3,702	4,172	4,313	4,879	4,843	5,068	6,141	6,009	5,858	7,957	8,089

Network
ATMs	1,104	1,101	1,098	1,081	1,027	1,050	1,050	1,190	1,187	1,225	1,322	1,422
Branches	346	344	346	345	341	346	351	311	316	327	335	352

Other Data
Exchange rate (Ch/US$) (period-end)	727.36	697.23	665.13	599.42	623.21	636.59	606.96	559.83	586.45	578.92	533.69	514.21

*	Net interest margin including results of foreign exchange transactions

Loans by client segment

Ch$ million	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	% Change Dec. 2005/2004	% Change Dec. / Sept. 2005
Banefe	396,640	416,080	434,742	459,058	491,424	23.9%	7.1%
Middle-upper income	2,967,258	3,129,214	3,305,448	3,521,901	3,711,684	25.1%	5.4%
Total individuals	3,363,899	3,545,293	3,740,190	3,980,959	4,203,108	24.9%	5.6%

SMEs	1,070,559	1,143,571	1,223,618	1,317,681	1,402,332	31.0%	6.4%
Total RETAIL	4,434,457	4,688,864	4,963,808	5,298,640	5,605,440	26.4%	5.8%

Institutional lending	149,625	157,546	154,948	175,508	181,999	21.6%	3.7%
Middle-market & real estate	1,721,460	1,855,576	1,899,395	1,943,136	1,963,468	14.1%	1.0%
Large Corporations	1,313,539	1,368,476	1,293,519	1,267,076	1,261,544	-4.0%	-0.4%

Excludes contingent loans

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: February 16, 2006	By:	/s/ Gonzalo Romero
	Name:	Gonzalo Romero
	Title:	General Counsel